OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Exclusive Foods, Inc

5 JOHNS RD
Brookfield, CT 06804

www.funfrys.com



800 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 8,000 shares of common stock ($100,000)

Minimum 800 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Exclusive Foods, Inc. |
| **Corporate Address** | 5 Johns Rd, Brookfield, CT 06804 |
| **Description of Business** | Manufacturing and distribution of snack foods with a focus on healthier alternatives |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | Price per share is offered at $12.50 per share |
| **Minimum Investment Amount** (per investor) | Minimum investor amount is set for 8 shares at $100 |

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

### *Description of Business*

Exclusive Foods, Inc. makes and distributes healthier alternative snack foods to the retail market. Founded in 2017, the initial product concept for Fun Frys began years earlier and grew out of psychological studies of fast food and snack food interests and habits of general consumers.

### *Sales, Supply Chain, & Customer Base*

Marketing through broker firms and direct to retail buyers, the product will be marketed nationwide to small retailers and to larger chain stores.

*Competition*

The snack food market is competitive with potato and corn based chips currently holding the largest market segment, of which Frito Lays and Pepsico is the market leader. With Fun Frys, Exclusive Foods has an edge against the competition with the change in format bringing novelty attention and triggering consumer psychology towards this perceived comfort food.

*Liabilities and Litigation*

There are no liabilities or litigation at this time.

**The team**

**Officers and directors**

| Matthew Thompson | President, CEO, & Director |
| --- | --- |

Matthew Thompson
Exclusive Foods, Inc. - President, CEO, & Director From October 2017 - Present - Director - Full-time May 2015 to October 2017 - Entrepreneur Homemaker and student prior to 2015 Masters in Psychology

Number of Employees: 1

**Related party transactions**

The company has not conducted any related party transactions.

**RISK FACTORS**

These are the principal risks that related to the company and its business:

- **There are several competitors who are already better positioned than we are to take the majority of the market.** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors,

among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Exclusive Foods has priced the services at a level that allows the company to make a profit and still attract business.

- **This is a brand-new company with a brand-new product to bring to market.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Wild Fryz product is a good idea, that the IP Company will be able to secure the intellectual property rights to the Wild Fryz product, that we will be able to successfully market, manufacture and sell the product, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in Taiwan to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Matthew Thompson, 100.0% ownership, Common Stock

### Classes of securities

- Common Stock: 12,000

  The Company is authorized to issue up to 20,000 shares of common stock. There are a total of 12,000 shares currently outstanding.

#### Voting Rights

The Company is authorized to issue up to 8,000 shares of " Common Stock". The holders of shares of the Company's common stock, no par value per share "Common Stock", are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are not entitled to vote on any matter except as required under applicable law.

#### Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

**Rights to Receive Liquidation Distributions**

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

**What it means to be a Minority Holder**

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance's of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-31.

### Financial Condition

### Results of Operation

**We have not yet generated any revenues** and do not anticipate doing so until we have completed the development and distribution of product, which we do not anticipate occurring until November 2018, with the positive funding of this campaign.

With production, development, and marketing all outsourced to external contracts, the company does not currently have any direct assets beyond the perceived and potential value of those contracts.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

### Financial Milestones

The company is investing for continued growth of the brand. There is currently zero debt and zero liabilities. To complete the final phase of development and production, the company is seeking funding to achieve the first milestone of finished, retail ready, product out through distribution channels before the close 2018.

First year GROSS annual sales volume is expected to exceed $650,000 with a NET of $250,000 for the year based on current vendor interest and anticipated distribution volume.

### Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company, to achieve the minimum objective of $35,000.

Costs to cover the final R&D of product development, finish the artwork and have packaging printed including FDA Approved nutritional panels, and the pilot production run to fill the first run of packaging with retail ready product is estimated and budgeted to cost approximately $20,000 to $25,000.

Marketing costs, including distribution costs, to get the product out to representatives to sell to retail and carry through for two months after production are estimated and budgeted to cost approximately $10,000.

With the completion, production, and distribution of the product, all revenue will be gained through direct sales of product.

Additional capital resources will allow for the coverage of time between accounts payable and accounts receivable which can be greater than 60 days. If additional funding is not available, Exclusive Foods will use Factor Funding to sell Purchase Orders for a small percentage of face value to obtain immediate funding to cover costs.

Additional capital resources raised through the sales of stock will allow Exclusive Foods to begin to build corporate infrastructure, bringing onboard key officers and personnel.

**Indebtedness**

The company has zero outstanding promissory notes.

**Recent offerings of securities**

- 2017-10-16, Section 4(a)(2), 12000 Common Stock. Use of proceeds: Start-up costs including Research and Development and background research into products and markets.

**Valuation**

$150,000.00

We have not undertaken any efforts to produce a valuation of the Company. The valuation is based on the initial investment of equity and our SAMPLE PRODUCT consumer feedback and marketing vendor responses. The valuation of equity is $150,000 and stands as the PRE-SALES valuation for the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value with projections for minimum sales volume within the first year of operation.

Issued 12,000 shares of stock at $12.50 par value for $150,000. We already have the production ready recipe for the base product and need only to add the flavoring. We, additionally, already have several potential brokers, already contacted and anticipating the sales of the final product, are ready to move the product out into retail markets. With the main broker, tentatively, requesting a minimum volume of two 40-foot truckloads per month equaling 46,000 units per month, at the retail price of $1.84 is an annual sales volume of $1,015,680 for the first year. With a profit margin of just over 25%, the NET profit from the volume of sales of the single vendor is $250,000 with manufacturing accounting for 65% of the costs, marketing accounting for 5%, broker fees accounting for 5%. With initial funding we will be able to finalize the flavoring of the product, complete the branding and packaging for the product, and run the initial Pilot Production run to produce enough retail ready packaged product to distribute to brokers and vendors. Additional funding will allow for covering the time delays between accounts payable and accounts receivable which can take up to 120 days. Funding above this will allow for key employees to be brought on-board and help to further develop the corporate infrastructure.

## USE OF PROCEEDS

| | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $100,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (6% total fee) | $600 | $6,000 |
| **Net Proceeds** | $9,400 | $94,000 |
| **Use of Net Proceeds:** | | |
| R& D & Production | $0 | $25,000 |
| Marketing | $0 | $10,000 |
| Operations | $0 | $10,000 |
| Working Capital | $3,000 | $45,000 |
| Funding Expenses | $3,000 | $4,000 |

| Total Use of Net Proceeds | $6,000 | $94,000 |
|---|---|---|

We are seeking to raise a minimum of $10,000 (**target amount**) and up to $107,000 (**overallotment amount**) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $94,000 over the course of that time as follows:

$4,000 will go immediately towards completion of this crowdfunding campaign, including legal and accounting processes.

$25,000 for R&D to complete the flavoring of the product, packaging costs including artwork and printing, and the initial production run to fill the packaging, the **quantity will be determined by available funding** up to $55,000.

$10,000 for Marketing expenses to get product into distribution through our existing network of broker agents and retail buyer agents.

$10,000 for general operating costs.

The remained of the remainder of the proceeds will be held as working capital.

*Irregular Use of Proceeds*

The Company will not incur any irregular use of proceeds.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available at www.funfrys.com in the section under "Company - Annual Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Exclusive Foods, Inc

*[See attached]*

I, Matthew Thompson, the Owner, Director, and CEO of Exclusive Foods, Inc, hereby certify that the financial statements of Exclusive Foods, Inc and notes thereto for the periods beginning October 17, 2017 and ending December 31, 2017 and periods beginning January 1, 2018 and ending September 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the years 2017 and 2018 the amounts reported on our tax returns were total income of $_____0_____; taxable income of $_____0_____ and total tax of $____0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 17, 2018.



Owner, Director, CEO

September 17, 2018

**EXCLUSIVE FOODS, INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**Since Inception**

EXCLUSIVE FOODS, INC.
Index to Financial Statements
(unaudited)

**EXCLUSIVE FOODS, INC.**
**BALANCE SHEETS**
**SEPTEMBER 30, 2018 AND DECEMBER 31 2018**
(unaudited)

|  | September 30, 2018 | December 31, 2017 |
|---|---|---|
| Assets |  |  |
| Current Assets: |  |  |
| Cash | $ 228 | $ 11,369 |
| Total Current Assets | 228 | 11,369 |
| Non-Current Assets |  |  |
| Property, Plant & Equipment | - | - |
| Total Non-Current Assets | - | - |
| Total Assets | 228 | 11,369 |
|  |  |  |
| Liabilities and Equity |  |  |
| Current Liabilities |  |  |
| Account Payable | 3,081 | - |
| Short-term borrowings | - | - |
| Total Current Liabilities | 3,081 | - |
| Non-Current Liabilities | - | - |
| Long-term borrowings | - | - |
| Total Non-Current Liabilities | - | - |
| Total Liabilities | 3,081 | - |
|  |  |  |
| Stockholders' Equity |  |  |
| Owner's Investment | 53,198 | 35,000 |
| Additional Paid In Capital | - | - |
| Retained Earnings | (23,631) | - |
| Net Income | (32,420) | (23,631) |
| Total Stockholders' Equity | (2,853) | 11,369 |
| Total Liabilities and Stockholders' Equity | $ 228 | $ 11,369 |

**EXCLUSIVE FOODS, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 31, 2017**
(unaudited)

|  | September 30, 2018 | December 31, 2017 |
|---|---|---|
| Revenue | $ - | $ - |
| Cost of Goods Sold | 6,908 | - |
| Gross Profit | (6,908) | - |
| | | |
| Operating Expenses- | | |
| General and Administrative Expenses | 25,512 | 23,631 |
| Total Operating Expenses | 25,512 | 23,631 |
| | | |
| Net Income | $ (32,420) | $ (23,631) |

# EXCLUSIVE FOODS, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
### FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 201
(unaudited)

| | Common Stock | | Additional Paid In Capital | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Inception (October 17, 2017) | | | | | |
| Issuance of Founders Shares | 12,000 | - | - | - | - |
| Contribution | - | 35,000 | - | - | 35,000 |
| Net Income | - | - | - | (23,631) | (23,631) |
| December 31, 2017 | 12,000 | $ 35,000 | $ - | $ (23,631) | $ 11,369 |
| Contribution | - | 18,198 | - | - | 18,198 |
| Net Income | - | - | - | (32,420) | (32,420) |
| September 30, 2018 | - | $ 53,198 | $ - | $ (56,051) | $ (2,853) |

6

# EXCLUSIVE FOODS, INC.
## STATEMENTS OF CASH FLOWS
### FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 2017
(unaudited)

|  | September 30, 2018 | December 31, 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Income | $ (32,420) | $ (23,631) |
| Total Adjustments to Reconcile Net Cash Provided By Operations: |  |  |
| Account Payable | 3,081 |  |
| Net Cash Used in Operating Activities | (29,339) | (23,631) |
| **Cash Flows From Financing Activities** |  |  |
| Contribution | 18,198 | 35,000 |
| Net Cash Flows From Financing Activities | 18,198 | 35,000 |
| Increase in Cash and Cash Equivalents | (11,141) | 11,369 |
| Cash and cash equivalents, beginning of period | 11,369 | - |
| Cash and cash equivalents, end of period | $ 228 | $ 11,369 |
| **Supplemental Disclosures of Cash Information:** |  |  |
| Cash paid for interest | $ - | $ - |
| cash paid for income taxes | $ - | $ - |
| **Non Cash Investing and Financing Activities:** |  |  |
| Subscription Receivable | $ - | $ - |

**NOTE 1 – NATURE OF OPERATIONS**

EXCLUSIVE FOODS, INC. was formed on October 17, 2017 ("Inception") in the State of Connecticut. The balance sheet of EXCLUSIVE FOODS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brookfield, Connecticut.

EXCLUSIVE FOODS, INC. focuses on producing the best tasting healthier snack foods.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from wholesale distribution of product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Connecticut state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

There is no existing debt against Exclusive Foods, Inc.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*

We have authorized the issuance of 20,000 shares of our common stock with no par value. As of September 2018 the company has currently issued 12,000 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

**NOTE 7 – EVENTS PRIOR TO INCEPTION**

The Company has run extensive research in the field to determine viability, consumer response, market response, market traction, and product design and effectivity. Research spending of $19,779.36 over the period beginning on August 29, 2017 and ending on September 16, 2017 resulted in redefining the product and a focused identity of the consumer market.

**NOTE 8 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2017 through 2018, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*





Exclusive Foods is pending **StartEngine Approval.**

FUN FRYS
BAKED POTATO SNACKS
Sea Salt
Jalapeño

0
Investors

$0.00
Raised of $10K - $100K goal

Exclusive Foods
New and Exciting Snack Format
Small OPO · Brookfield, CT · Food & Beverage · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

# Exciting Snacks with All the Crunch and Flavor You Want!

## Invest in Exclusive Foods, Inc.



**Where This All Began**

During 2006 to 2010, I was a stay at home Dad and a full-time student working on my Masters in general psychology with a focus on business. I studied organizational psychology, consumer demographics and psycho-graphics, as well as team building and management. I participated in many studies, including a multipart study focusing on how individuals and cultural groups consumed fast food. As the study progressed, I noticed that **everyone, regardless of age or culture**, **appeared more animated, happy, and uplifted while eating French fries.** In later studies, both academic and personal, it become clear that French fries are an understated and under-identified **comfort food**. During my research I found that the snack food industry is huge and that consumers are very loyal **people, just like the snacks they enjoy**. I began with the concept of a pressed flake potato chip; you can think Pringles as an example.





When it came time for me to create my product, the research I had done in the past proved invaluable in determining what the first product for Exclusive Foods should be. Further online surveys showed to an incredibly responsive group that people really want this type of product. Trade show responses have shown **large chain retailers are interested to stock and sell the product** as well.

Showing off the sample product has lead to a great response from everyone who has tried it, even with lighter sample flavors. The initial product samples are to appeal to the those individuals looking for a healthier alternative to the standard potato and corn chip snacks. People want the crunch and chew but not all the sodium and fat that are contained in those products. Fun Frys is much healthier than the competition. Traditional snacks in this area are also coated in flavoring, oiled and covered in a flavored powder; this leaves a mess on your hands and anything else you touch. Fun Frys is also clean with all of the flavoring baked into the product, not coated on the outside.

Fun Frys generated interest but not broad appeal as everyone requested stronger flavors. Most also felt the branding needed more appeal. It is clear a rebranding is required.

**What is Next**

Further funding in needed to develop and produce more flavors and to rebrand from the tame Fun Frys to the more exciting brand called Wild Fryz. The consumer market shows Barbecue, Nacho Cheese, and Ranch flavors are in top demands for snack food flavors. With the strong response already generated from the gourmet flavors, the stronger flavors designed for the general market will bring the product to the mainstream and really generate high volume sales across the nation.

With such a strong response to the first product line, we believe Exclusive Foods is set for growth and expansion with the development of later product lines.

However, finances are needed to research and develop the flavors the consumer wants while fitting in with the unique selling point of the product. Finances are also needed for the marketing and distribution of the product to sustain operating costs through to sales.

- Matthew Thompson, Founder

## The Offering

**Investment**

$12.50/share of Common Stock | When you invest you are betting the company's future value will exceed $250,000.

---

*New and Exciting Snacking Choices.*

## What We Have Accomplished So Far

The first product brand has been created with the **unique selling point** of

being a clean, no residue, healthier alternative to standard potato and corn chip snack foods with a format resembling a french fry. An extrusion based product, all the flavors are baked in with very little topical application to keep the product, and the consumer, clean of oily and powdery residues typical of most flavored snack foods.

Our initial sample product was made and packaged for consumer and industry feedback. Flavoring was intentionally light and simple to reflect the dietary desires of the target market. Reaching out via trade shows, the response has been remarkable with many established firms are very excited to market and sell our brand.

For the **final phase** we will return to the manufacturer and develop our final consumer flavors which will include our most commonly requested and popular flavors. The lineup will have some changes and a number of additions. Our most popular is barbecue, so there will be a Savory Barbecue, a Sweet Barbecue, a Hot and Spicy Barbecue, as well as a Nacho Cheese flavor and a Ranch flavor. The flavors of our base line will be increased significantly.





**Sample product has generated a lot of interest:**

- Established broker firms have directly expressed interest in moving volume sales monthly
- Retailers, including one large chain, has expressed an interest in carrying the brand as soon as sales volume can be proven
- Consumers love the shape, size, texture, and product density
- Nutritional information of the sample product have met or exceeded the Federal requirements to sell the product to school districts and similar markets
- Current market trends show a market saturation for chips. Consumer response to the new format has proven higher than expected

**What Does This Mean?**

We believe that the Wild Fryz brand is poised to launch into the general market with potential for future growth. Fun Frys covered much of the ground work ahead of schedule, so Wild Fryz is set to move in volume much sooner than originally planned.

## Our Products



**The current product line consists solely of the product being rebranded as the Wild Fryz Brand, a baked potato snack.**

Fun Frys has progressed rapidly with a very high degree of interest developing from all of those involved at every stage. We believe the product is poised to explode onto the consumer market nationwide, there is little limit to what this brand can become.

Current focus on the brand is to expand the product line with additional flavors to meet with consumer demand.

Sample flavors were created in Sea Salt, Black Pepper, Onion Garlic, Chipotle, and Jalapeno varieties. The flavors were mild to keep the product as simple and as clean as possible for the consumer research and feedback panels. Consumer feedback identified changes to the flavor lineup, but in all other aspects the product, there was a great success with the general consumer. There was also great success with the professional



the general consumer. There was also great success with the professional brokers and retail store buyers who were contacted and sent sample products.





FUNFRYS
BAKED POTATO SNACKS
Sea Salt
Onion Garlic
Jalapeno
Chipotle
Black Pepper


ALL NATURAL • LOW SODIUM • GLUTEN-FREE • NO MSG

**The Unique Selling Points of the Fun Frys Brand:**

- All Natural
- Low Sodium
- Gluten Free
- No MSG
- No topical oily or powdery residue
- Product format allows for more of the flavoring ingredients to be internal so stronger flavors can be achieved without an external coating

## How Our Products Are Different From the Rest

The nutritional panel shows the product is a healthier alternative to regular chips and similar snacks.

The french fry format has shown to have a psychological affect on the consumer as a comfort food.

Consumers with an active interest in health and fitness will find that Fun Frys offers a snack that will satisfy without upsetting dietary balance. The consumer can eat more of the product with less of an impact.

The brand leaves no oily or powdery residue on the consumers hands or, by extension, whatever he or she might make contact with such as computers, devices, clothing, and so on.

The change in format brings a novelty factor that piques consumer interest even though the ingredients and process remain standardized.



ALL NATURAL • LOW SODIUM • GLUTEN-FREE • NO MSG
FUN FRYS
BAKED POTATO SNACKS
Sea Salt
Nutrition Facts
about 2 servings per container
Serving size 28g
Amount Per Serving
Calories 110
% Daily Value*
Total Fat 2g 0%
Saturated Fat 0g 0%
Trans Fat 0g
Cholesterol 0mg 0%
Sodium 110mg 5%
Total Carbohydrate 20g 7%
Dietary Fiber 2g 7%
Total Sugars 1g
Includes 0g Added Sugars 0%
Protein 3g
INGREDIENTS: POTATO FLAKES, RICE MEAL, WHOLE GRAIN YELLOW CORNMEAL, CHICKPEA, EXPELLER-PRESSED SUNFLOWER OIL, CALCIUM CARBONATE, SEA SALT.


## Our Market and Industry



GLOBAL POTATO CHIPS MARKET


According to Mordor Intelligence, "The global potato chips market is expected to grow at a CAGR of 4.3%, during the period 2017-2022, to reach a market value of USD 40.3 billion by 2022. Affordability and availability has helped substantially grow potato chip consumption globally. With the younger population representing a key segment of total demand, product innovation has become an imperative for market players. Most notably, flavors like salty, sour, sweet, hot sauce, ketchup, light salted, red hot, etc., represent the continuing focus on such product differentiation."

We believe that, while French fry style snacks are a smaller market segment, they are positioned to grow in market share and, possibly, in market dominance over the next decade as the chips market is currently over-saturated. This new product format can garner far more market appeal with strategic marketing.

The snack food market is so vast that even an underachieving product can still make significant profits; we are entering a $28 billion market. With a new and novel format, the Wild Fryz product continues to generate interest where shown or discussed, clearly indicating the expected rapid movement into the market space.

While no one can determine potential market share until the product is out on the market, there seems to be a very large market ready and eager to try this new product.



What's America Snacking On?
Sales value of snacks in the United States in 2017, by category (in billion U.S. dollars)
Salty snacks 27.72
Candy 20.96
Cheese 17.30
Cookies 7.36
Crackers 6.66
Ice cream 6.64
Nuts 6.17
statista


## What Makes Our Team Special



**With a graduate degree in General Psychology, understanding the consumer, the consumer market, and consumer trends is where I bring my expertise. My forte is in team building and organizational psychology, making me an excellent leader with a keen insight into motivation and cohesion of the organization.**

2015 saw the dissolution of marriage during which all assets were liquidated. Having no vehicle and no home, and forced to seek residence with a friend, all efforts were focused on the formation and development of the product, brand, and corporation. Being homeless has allowed me to invest everything into the corporation, but also leaves me homeless and without income until the product is available to sell. Owner investment is 100%.

Living a minimalist lifestyle, I have kept personal expenses to an absolute minimum and I have started the corporation with the same base of minimalism. This means without debt but also means, with everything



outsourced; there are no direct assets but there is, currently, no debt, either.

## Invest in Our Company Today!

Snack food, as a product that is directly consumed, has great market opportunity and delivers the flavors that the consumer wants and keeps them coming back for more.

There has already been eager interest in moving this first product line out into the market, even when the marketing and advertisement hasn't even begun. Join us today.





**[illegible] through 2010**
Demographic and Psychographic Studies
While working toward a graduate degree in psychology, demographic and psychographic studies were [illegible] determi[illegible] trends

**November 2016**
Contacted HSR Associates
Formation of the product and development path. Began building resources to bring it all together.

**October 2017**
Founding
Exclusive Foods, Inc. was officially formed and founded.

**November 2017**
Flavor and Product Texture Trials
Initial production trials of the product with sample flavors to determine how the base product reacts to different inclusions.

**June 2018**
IDDBA Trade Show and product rebranding
Positive responses brought in 36 leads. Feedback directed development and rebranding of new graphics and flav[illegible] requests

**November 2018**
Launched on StartEngine
With the objective goal to raise the minimum amount needed to finish product development and move product out in the general market, nearly all of which goes into production of the product.

**October 2018**
Flavor R&D Finalized and Production Scheduled
Strong flavors that meet or exceed consumer expectations and production volume to send to brokers and vendors (ANTICIPATED)

**November and December 2018**
Aim for Volume sales to drive production
Volume sales to retail (ANTICIPATED)

**December 2019**
Corporate development and expansion
New product lines are developed for market during 2019. Corporate infrastructure is defined and developed (ANTICIPATED)

## Meet Our Team



**Matthew Thompson**
President, CEO, & Director
*Exclusive Foods, Inc. - President, CEO, & Director From October 2017 - Present - Director - Full-time May 2015 to October 2017 - Entrepreneur Homemaker and student prior to 2015 Masters in Psychology*








**HSR & Associates**

Marketing and Development
Consultation and Services

*Steven M. Goodman has been a
professional Marketing Consultant for
more than 20 years, and has worked in
consumer marketing for over 30 years.
His specialization is working with food
and beverage companies who sell to
both the retail and food-service markets.
To implement sales and marketing
programs, Mr. Goodman has worked
closely with leading food brokers,
distributors and retail accounts
throughout the country.*

**Pure Nature Foods, Inc.**

Copacking Contractor

*Our executive team brings over 90 years
of food industry knowledge and
management skills. Our team is made up
of people who care about our ingredients
and the products they go in to. We
established PNF because we believe in
improving your health through smarter
snacking.*

## Offering Summary

Maximum 8,000 shares of common stock ($100,000)

Minimum 800 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Exclusive Foods, Inc. |
| **Corporate Address** | 5 Johns Rd, Brookfield, CT 06804 |
| **Description of Business** | Manufacturing and distribution of snack foods with a focus on healthier alternatives |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | Price per share is offered at $12.50 per share |
| **Minimum Investment Amount (per investor)** | Minimum investor amount is set for 8 shares at $100 |

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Exclusive Foods to get notified of future updates!

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